SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    FORM SB-2REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                            LVPS MicroFacility, Inc.
                 (Name Of Small Business Issuer In Its Charter)

                                    Delaware
         (State or Other Jurisdiction of Incorporation or Organization)

                                      3841
            (Primary Standard Industrial Classification Code Number)

                                   33-0845992
                      (I.R.S. Employer Identification No.)

    7755 Center Avenue, 11th Floor, Huntington Beach, CA 92647 (714) 372-2251
          (Address and Telephone Number of Principal Executive Offices)

           7755 Center Avenue, 11th Floor, Huntington Beach, CA 92647
(Address of Principal Place of Business or Intended Principal Place of Business)

                                 Richard O. Weed
     4695 MacArthur Court, Suite 530, Newport Beach, CA 92660 (949) 475-9086
           (Name, Address, and Telephone Number of Agent for Service)

  Approximate Date of Commencement of Proposed Sale to the Public: as soon as possible after this registration statement becomes effective

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ___

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ___


                         CALCULATION OF REGISTRATION FEE

     Title Of Each                                       Proposed               Proposed
        Class Of                                         Maximum                 Maximum
       Securities                 Amount                 Offering               Aggregate              Amount Of
         To Be                    To Be                   Price                 Offering              Registration
       Registered               Registered               Per Unit                 Price                   Fee
------------------------- ----------------------- ----------------------- ---------------------- -----------------------

 $.001 par value Common          625,000                  $8.00                $5,000,000                $1,390
         Stock
------------------------- ----------------------- ----------------------- ---------------------- -----------------------

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Front of Registration Statement and Outside Front Cover of Prospectus.

The Registrant may amend this registration statement. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                   PROSPECTUS

                LVPS MicroFacility, Inc., a Delaware corporation

625,000 shares of $.001 par value common stock of LVPS MicroFacility, Inc. at a price of $8.00 per share. The Offering is for $5,000,000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus relates to the public offering, which is not being underwritten, of up to 625,000 shares of the Company's common stock. The offering price of the shares ($8.00 per share) has been determined solely by the Company and not as the result of arm's-length negotiations. The Maximum Offering is 625,000 shares ($5,000,000). The Minimum Offering is 287,500 shares ($2,300,000). The Minimum Investment is 2,500 shares ($20,000).

The Offering will terminate nine months after the effective date of this registration statement.

You should carefully consider the risk factors beginning on page 6 of this prospectus before purchasing any of the common stock offered by this prospectus.

Selling Commissions of up to 10% may be paid to broker dealers that are members of the National Association of Securities Dealers, Inc. ("Broker Dealers") who may agree to sell the shares on a "best efforts" basis.

        ====================== ===================== ============================ ============================
        Shares Sold (3)        Offering Price (1)    Broker    Dealer   Fees   &  Proceeds to Company (2)
                                                     Commission (4)
        ====================== ===================== ============================ ============================

        Per Share              $8.00                 $.80                         $7.20

        Minimum Shares
        287,000                $2,300,000            $230,000                     $2,070,000

        Maximum Shares
        625,000                $5,000,000            $500,000                     $4,500,000


         (1) The Offering Price of the shares has been determined by the Company and not as the result of arm's-length negotiations. (2) Before deducting expenses of the Offering. (3) The Maximum Offering is 625,000 shares ($5,000,000). The Minimum Offering is 287,500 shares ($2,300,000). In the event the 287,500 shares have not been sold within nine months after the effective date of this registration statement, this Offering will terminate. (4) Selling Commissions of up to 10% will be paid to broker dealers that are members of the National Association of Securities Dealers, Inc. ("Broker Dealers") who may agree to sell the shares on a "best efforts" basis. See "Use of Proceeds".

               The date of this prospectus is September 23, 1999.

Item 2. Inside Front and Outside Back Cover Pages of Prospectus.

                                Table of Contents

Item 3. Summary Information and Risk Factors ..............................
Item 4. Use of Proceeds....................................................
Item 5. Determination of Offering Price....................................
Item 6. Dilution...........................................................
Item 7. Selling Security Holders...........................................
Item 8. Plan of Distribution...............................................
Item 9. Legal Proceedings..................................................
Item 10. Directors, Executive Officers, Promoters and Control Persons......
Item 11. Security Ownership of Certain Beneficial Owners and Management....
Item 12. Description of Securities.........................................
Item 13. Interest of Named Experts and Counsel.............................
Item 14. Disclosure of Commission Position on Indemnification for
         Securities Act Liabilities .......................................
Item 15. Organization Within Last Five Years...............................
Item 16. Description of Business...........................................
Item 17. Management's Discussion and Analysis or Plan of Operation.........
Item 18. Description of Property...........................................
Item 19. Certain Relationships and Related Transactions....................
Item 20. Market for Common Equity and Related Stockholder Matters..........
Item 21. Executive Compensation............................................
Item 22. Financial Statements..............................................
Item 23. Changes in and Disagreements With Accountants on Accounting
         and Financial Disclosure .........................................

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. Each prospective purchaser of the Company's securities is urged to read this Prospectus in its entirety.

THE COMPANY

LVPS MicroFacility, Inc. (the "Company") was incorporated in the State of Delaware on December 16, 1998. The Company was formed to be a manufacturer of manufacturing facilities for the production of Large Volume Parenteral Solutions. The LVPS MicroFacility is a unique, complete, patents pending, turn-key, state-of-the-art modular micro-manufacturing facility that will produce intravenous ("IV") solutions from local water sources; blows, fills, and seals the plastic container; and autoclaves the finished product for quality assurance testing, quarantined storage, and distribution. The LVPS MicroFacility plants are commissioned to US FDA and host country standards.

In addition to the notices contained in the forepart to this Prospectus, prospective investors should carefully consider that the Company was recently formed and has no ongoing operations.

The Company's executive office is at 7755 Center Avenue, 11th Floor, Huntington Beach, CA 92647. The telephone number is (714) 372-2251.

THE OFFERING

Offering Size ................Maximum: 625,000 Shares ($5,000,000)
                              Minimum: 287,500 Shares ($2,300,000)

Description of Shares.........Shares of Common Stock, $.001 par value

Offering Price................$8.00  per Share, $20,000 Minimum investment

Common Stock
Currently Outstanding.........625,000 Shares

Common Stock                  Minimum        Maximum
Outstanding After Offering....912,500        1,250,000

Risk Factors..................Investment in the Shares offered hereby  involves a high degree of risk.  See "Risk Factors".

Use of Proceeds...............The  net  proceeds  to  be received by the Company from the sale of the Shares offered hereby will be used to commence operations. See "Use of Proceeds".

Subscription Procedure........To   subscribe   to  the  Shares  offered  hereby,
                              prospective investors are to deliver (1) a completed and duly executed copy of the Subscription Agreement and (2) immediately available funds in the amount of $8.00 per Share subscribed for.

                                  RISK FACTORS

An investment in the Shares offered hereby involves a high degree of risk. Prospective investors should carefully consider, among other things, the following factors concerning the business of the Company and the Offering, and should consult independent advisors as to the technical, tax, business and legal considerations regarding an investment in the shares.

START-UP STAGE COMPANY

The Company was established in December 1998 and has no operating history and no revenues and is subject to all of the risks inherent in a business in the start-up phase. The Company has financed its activities to date through a private placement of its equity securities and the Company is dependent on the proceeds from this Offering to fund its operations.

IMPACT OF GOVERNMENT REGULATION The Company's industry is subject to extensive federal, state, local and applicable foreign laws and regulations. The successful manufacture of the Company's MicroFacility will require applicable government permits, authorizations and approvals ("permits"), the nature of which may vary from jurisdiction to jurisdiction, and continuing compliance with required packaging, labeling, handling, treatment, disposal and documentation procedures and notice and reporting obligations. The Company believes that it can obtain all government permits required to operate its business due to its regulatory personnel expertise and that it is in compliance in all material respects with all applicable laws and regulations. The applicable laws and regulations change with some frequency. The amendment of existing laws or regulations or the adoption of new laws or regulations could require the Company to obtain new government permits or to modify its planned methods of operation in order to comply with these changes. There can be no assurance that the Company will be able to obtain any such new permits or that the cost of compliance with any such changes would not have a material adverse effect on the Company's business, financial condition and results of operations.

The MicroFacility produced by the Company requires permits that could be difficult and time-consuming to obtain and, if and when issued, may be subject to conditions or restrictions which may limit the Company's ability to operate efficiently in the applicable jurisdiction. The Company's withdrawal from certification could have a material adverse effect on the Company's business. It is the intention of the Company to first obtain the necessary permits in areas of the world where the Company is likely to encounter the least amount of difficulty in the approval process.

The failure of the Company's MicroFacility to operate in compliance with the requirements and limitations of any permit, or with the laws and regulations pursuant to which the permit was issued, could jeopardize the permit. Routine compliance inspections by the issuing regulatory agency, as well as complaints filed or anonymously sponsored by the Company's competitors or others alleging that the Company is not operating in compliance with a particular permit, could result in administrative proceedings to modify, suspend or revoke the permit. Any such modification, suspension or revocation could have a material adverse effect on the Company's business, financial condition and results of operations. Some permits have to be renewed periodically, and there can be no assurance that any existing or future permit which is required to be renewed will be renewed by the issuing regulatory agency. The failure to obtain any such renewal could have a material adverse effect on the Company's business, financial condition and results of operations.

Like any technology, the Company's MicroFacility may be subject to certain technological limitations. Although the Company has never been denied regulatory approval because of any technological limitation on its MicroFacility, there can be no assurance that specific limitations will not be identified by a regulatory agency as a sufficient reason to withhold a necessary permit in a particular jurisdiction or used by competitors to encourage customers or potential customers to engage their services rather than those of the Company. There can be no assurance that any such actions would not have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL INABILITY TO FUND FUTURE CAPITAL REQUIREMENTS The Company's growth may require substantial expenditures. Any additional equity financing may be dilutive to the Company's  existing  stockholders,  and any debt  financing,  if
available,   may  involve  restrictive   covenants  which  limit  the  Company's
operations. The Company's failure to raise capital if and when needed could delay or suspend the Company's strategy and result in a material modification of the Company's business strategy. The Company's inability to fund its capital requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED PRODUCT LINE The Company will derive its business and revenues from the sale of its MicroFacility. To achieve market acceptance and penetration, the Company must continually enhance and improve its products and services, as well as increase its marketing and sales efforts to effectively compete and increase customers' awareness of the Company's products and services. The Company is aggressively continuing research and development for expanded products to present to the market. However, there can be no assurance that the Company's expanded marketing and sales efforts and increased expenditures will result in successful commercialization and increased market penetration of the Company's products and services.

TECHNOLOGICAL FACTORS There can be no guarantee that the Company's products will prove to be sufficiently reliable in widespread commercial use. It is common for manufacturing facilities as complex and sophisticated as that incorporated in the Company's MicroFacility to experience problems during and subsequent to commercial introduction. There can be no guarantee that the Company will identify such errors in existing or future products, or if the Company identifies the errors, will correct the errors. Any such errors could delay commercial introduction of new products and require modifications in already installed products. Remedying such errors may be costly and time consuming.
Delays in remedying any such errors could materially adversely affect the Company's competitive position with respect to existing or new technologies and products offered by its competitors. Further, the Company remains subject to all of the risks inherent in new product development, including unanticipated technical or other development problems, which could result in material delays in product commercialization or significantly increased costs.

ABILITY TO MANAGE GROWTH The Company will expand its operations rapidly, which may create significant demands on the Company's administrative, operational, developmental and financial personnel and other resources. Additional expansion by the Company may further strain the Company's management, financial personnel and other resources. There can be no guarantee that the Company's systems, procedures, controls and existing space will be adequate to support expansion of the Company's operations. The Company's future operating results will depend, among other things, on its ability to manage changing business conditions and to continue to improve its operational, financial control and reporting systems.

If the Company's management is unable to manage growth effectively, its business, financial condition and results of operations could be materially adversely affected. The Company's ability to manage growth depends in part upon the Company's ability to attract, train and retain a sufficient number of qualified personnel or independent contractors. A heightened turnover rate among the Company's employees would increase the Company's recruiting and training costs, and if the Company were unable to recruit and retain a sufficient number of employees or independent contractors, it could be forced to limit its growth or possibly curtail its operations. However, the Company has in place a seasoned management team in the sales and marketing, manufacturing, and regulatory areas.

LIMITED CUSTOMER BASE The Company's potential customer base is relatively limited due to the significant cost of the Company's MicroFacility. There can be no guarantee that any future customers will maintain business relationships with the Company. Revenues attributable to a relatively small number of customers are likely in the foreseeable future to represent a significant percentage, in any given period, of its total revenues. The loss of one or more major customers could have a materially adverse effect on the Company's business, financial condition and results of operations.

COMPETITION The market for the Company's product is not well developed. However, a number of large well capitalized companies currently offer intravenous solutions for sale. The Company hopes to sell its MicroFacility to operators who will in turn compete successfully against these large companies. The Company has been unable to identify the likely response of these large companies to its business plan. An increase in competition could result in price reductions and loss of market share and could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company believes that the principal competitive factors facing the Company are the existing methods of manufacturing intravenous solutions in large volume rotary filling plants. While no one competes directly with the Company in the manufacture of manufacturing facilities for intravenous solutions, the exact competitive response of the large pharmaceutical companies is uncertain. Many of the Company's potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their products and services. There can be no guarantee that the Company will be able to compete successfully with its competitors.

DEPENDENCE ON THIRD-PARTY VENDORS The Company will depend on third-party vendors for hardware, services, component parts, manufacturing, systems integration, quality assurance, administrative, consulting and engineering services, which are incorporated in the MicroFacility. While available from multiple sources, the Company will be dependent upon outside vendors for certain items which are available from a limited number of sources. Although the Company believes that there are currently available substitute sources for all such equipment and services, the Company could be required to redesign its product to accommodate substitutes therefor. Any inability or delay in establishing necessary procurement arrangements or successfully modifying products could have a material adverse effect on the Company's business, financial condition and results of operations.

PROPRIETARY RIGHTS The Company currently has exclusive licenses from DenexCorp(TM)/LVPS MicroFacility for the design and specifications of its MicroFacility. The Company's success will depend in part on its ability to protect its technology, processes, trade secrets and other proprietary rights from unauthorized disclosure and use and to operate without infringing on the proprietary rights of third parties. The Company's strategy is to protect its technology and other proprietary rights through patents, copyrights, trademarks, nondisclosure agreements, license agreements, and other forms of protection. There can be no guarantee, however, that any pending or future patent application of the Company or its licensors will result in issuance of a patent, that the scope of protection of any patent of the Company or its licensors will be held valid if subsequently challenged, or that third parties will not claim rights in or ownership of the products and other proprietary rights held by the Company or its licensors. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as the laws of the United States.

Litigation or regulatory proceedings which could result in substantial cost and uncertainty to the Company, may also be necessary to enforce patent or other proprietary rights of the Company or to determine the scope and validity of a third party's proprietary rights. Although the Company believes that its technology has been independently developed and that its products do not infringe patents known to be valid or violate other proprietary rights of third parties, it is possible that such infringement of existing or future patents or violation of proprietary rights may occur. There can be no guarantee that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not result in litigation or regulatory proceedings or require the Company to modify its products or enter into licensing arrangements, regardless of the merits of such claims. No assurance can be given that any necessary licenses can be obtained in a timely manner, upon commercially reasonable terms, or at all, and no assurance can be given that third parties will not assert infringement claims with respect to any current licensing arrangements. The Company's failure to successfully enforce its proprietary rights or defend against infringement claims brought by third parties could have a material adverse effect upon the Company. In addition, there can be no assurance that the Company will have the resources necessary to successfully defend an infringement claim brought by a third party.

DEPENDENCE ON KEY PERSONNEL The Company is dependent upon a limited number of key management, technical and sales personnel. The Company's future success will depend, in part, upon its ability to attract and retain highly qualified personnel. The Company faces competition for such personnel from other companies and organizations, and there can be no assurance that the Company will be successful in hiring or retaining qualified personnel. The Company's loss of key personnel, especially if the loss is without advance notice, or the Company's inability to hire or retain key personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has written employment agreements with its executive officers, Ron Patterson and Ross Boling providing for specific terms of employment, but other key personnel could leave the Company's employ with little or no prior notice. The Company does not carry any key man life insurance.

CONTINUED CONTROL BY CURRENT OFFICERS, DIRECTORS AND AFFILIATED ENTITIES Following completion of this Offering, the Company's current executive officers, directors and entities affiliated with them will beneficially own, in the aggregate, approximately 49% of the Company's outstanding Common Stock. If they were to act together, these stockholders may be able to control substantially all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership could prevent a change in control of the Company.

NO PUBLIC MARKET There is no public market for the Shares and it is unlikely that any market will develop prior to the second anniversary of the Company's operations following this offering, if then. The offering price for the Shares was determined by management and not as the result of arms-length negotiations.

IMMEDIATE AND SUBSTANTIAL DILUTION The offering price is substantially higher than the net tangible book value per share of common stock. New investors purchasing Shares in this Offering accordingly will incur immediate dilution of $4.00 per share.

ABSENCE OF DIVIDENDS The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends within the next two years.

DILUTION Dilution is the reduction in the value of a purchaser's investment in common stock measured by the difference between the purchase price per share and the net tangible book value per share of the common stock after the purchase. The net tangible book value per share of the common stock represents the net tangible book value of the Company divided by the number of shares of common stock outstanding. The net tangible book value of the Company represents its total assets less its total liabilities and intangible assets (consisting primarily of goodwill).

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Prospectus potential investors should keep in mind other possible risks that could be important.

Item 4. Use of Proceeds.


                                 USE OF PROCEEDS

The following table sets forth the use of the proceeds from this offering:

                                     If Minimum Sold                    If Maximum Sold
                                     Amount                %            Amount                     %
----------------------------         ---------------       ----         ---------------            ----

Total Proceeds                       $2,300,000            100%         $5,000,000                 100%

Less: Offering Expenses,             $230,000              10%          $500,000                   10%
Commissions and Finders Fees

Legal & Accounting                   $23,000               1%           $50,000                    1%

Copying & Printing                   $4,000                .2%          $8,000                     .2%

Net Proceeds from Offering           $2,043,000            89%          $4,442,000                 89%

Use of Net Proceeds                  $2,043,000            100%         $4,442,000                 100%

Equipment                            $1,412,257            69%          $2,384,667                 54%

Services                             $498,175              24%          $1,248,175                 28%

Operating Expenses &                 $132,568              7%           $809,158                   18%
Working Capital


Item 5. Determination of Offering Price.

The Offering Price of the shares ($8.00 per share) has been determined by the Company and not as the result of arm's-length negotiations. There is no established public market for the shares. The Company set the price of the shares to value the Company before financing at $5,000,000 and after full financing through this offering at $10,000,000.

Item 6. Dilution.

The Company's existing officers, directors, promoters, and affiliated persons obtained their 612,500 shares for cash consideration of $612 or $.001 per share. As a comparison, investors in this offering will pay $8.00 per share. Therefore, investors will suffer an immediate dilution of $4.00 per share. The net tangible book value per share before this distribution is $0.00. After this distribution, net tangible book value will be $4.00 per share. As such, there will be a $4.00 per share increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered. The purchasers will absorb an immediate dilution of $4.00 per share in net tangible book value from the public offering price. The following table illustrates this per share dilution.

Offering price to new investors ...........................................$8.00
         Net tangible book value before the offering..................$0.00
         Increase in tangible book attributable to this offering......$4.00
Pro forma net tangible book value after the offering ......................$4.00
Dilution of net tangible book value to new investors ......................$4.00

Item 7. Selling Security Holders.

None.

Item 8. Plan of Distribution.

The Company is offering a minimum of 287,500 and a maximum of 625,000 Shares at the purchase price of $8.00 per Share on a "best efforts all or none basis" as to the first 287,500 Shares and on a "best efforts" basis with regard to the remaining 337,500 Shares. If the minimum number of Shares is not sold during the offering period, the proceeds received will be promptly returned to the investors without interest. The Company may allocate among or reject any offers to purchase in whole or in part. Moreover, the Company's directors, officers, and principals of the Company's counsel may purchase Shares on the same terms and conditions as all other investors; provided, however, that any such Shares so purchased (a) will not be included in calculating the minimum number of Shares to be sold and will (b) will be acquired for investment and not with an intention to resell such Shares shortly thereafter.

Item 9. Legal Proceedings.

The Company is not involved in any legal proceedings.

Item 10. Directors, Executive Officers, Promoters and Control Persons.


Identification of Directors and Executive Officers

           Name              Age      Position held with the     Term of office as a director       Dates of service
                                            Registrant
--------------------------- ------- ---------------------------- ----------------------------- ----------------------------

     Ronald Patterson         55       Chairman, President &               One year               December 16, 1998 to
                                           CEO/Director                                                  present

       Ross Boling            52          Chief Operating                  One year               December 16, 1998 to
                                    Officer/Secretary/Director                                           present


Previous business experience:

Ronald R. Patterson. Mr. Patterson has senior level experience in manufacturing, research and development, distribution in Marketing/Sales in the Medical Field and the Franchising Industry. Experience and expertise in the development and implementation of strategic marketing plans 'include marketing/sales strategies programs, product presentation/persuasion, trend analysis, competitive and product positioning, highly competitive team player. Unprecedented growth 'in sales, strong organizational skills, enjoy challenging situations on a consistent basis, Extensive International Manufacturing Sales tactical Marketing, and plan implementation create maximum market impact expertise.
Author of "Success and Wealth for the Entrepreneur." Published in 1992. Innovative design development of several patents which are currently pending.

Professional Experience: Ron Patterson founded DenexCorp(TM)/LVPS MicroFacility to bring new and innovative state-of-the-art medical products to the international community with a totally integrated, turn-key, micro-manufacturing; plant that produces I V solutions for parenteral requirements. Negotiated and closed several multi- million $ transactions. Based on his 25 years in the medical industry, Ron realized that the medical industry was in drastic and dramatic change. DenexCorp is structured to lead this change 'in offering new technology to the domestic and international community with special emphasis on new and emerging nations. The Company has been involved in research, international development, and patents application. Complete development of FDA approval process. The MicroFacility plant stands head and shoulders above industry standards for pharmaceutical manufacturers specializing in emerging Nations.

Partner/COO, General Clinical Plastics Corporation. Became founding partner in one of the largest medical plastics manufacturers in the U.S. until its sale to Premium Plastics. As a start-up medical injection molding facility with a demonstrated strong marketing and development strategy, the company swiftly became the premier medical injection molding facility on the West Coast. Upon the sale of the company, a few years later, formed an import/ export company specializing in manufacturing and packaging sterile surgical gloves and non-sterile examination gloves. Health Care Equipment Services procured and distributed medical equipment to primary markets in Mexico and Central and South America. While Medexco was responsible for acquisition, sales, and distribution of broad-based specialty product lines. Built distribution network for specialized medical equipment and specialty disposable items serving hospitals, physicians, and clinics.

Principal, Medical Manufacturers Marketing Company (MMMC). Following a major restructuring at Cenco, became a Principal in Medical Manufacturers Marketing Company(MMMC), Established 'independent rep group with a maj or distribution network extending throughout western U.S. and Hawaii. Promoted various products nationwide and successfully introduced and test marketed various surgical products and equipment in the U.S. Developing and implementing superior sales strategies, the company became one of the largest independent manufacturer's representative organizations in the country specializing in new and innovative medical products that did not have effective distribution patterns. Consistently exceeded the most ambitious sales quotas.

Division Manager, Western Divisions, Cenco Medical Health Supply Corporation. The youngest Division Manager in the history of the company, responsible for hospital planning, engineering, distribution, labor arbitration, implementation of corporate procedures, sales forecasting, product marketing, national and regional group contracting, data processing systems, and employee relations. Awarded major multimillion dollar group purchasing contract.

Other  responsibilities,   manage  operations  of  (HP&E)  Hospital  Planning  &
Equipment of major West Coast Hospitals. Architecture and construction company, building turnkey hospitals and professional medical Multi-story buildings.

Hospital Administration Resident: Antelope Valley Regional Hospital. Responsibilities were administrative and support systems of hospital operations and hospital expansion projects. Accomplishments included development and implementation of perpetual inventory control system, establishment of purchasing department and procurement systems, capital equipment budgeting systems, innovated a data processing program to establish usage levels and reorder points. Developed orders catalog system for individual floors as an aid for establishing purchasing priorities. Improved the systems and productivity in all departments as well as expanding and enhancing their services.

Author and Educator. In demand for detailed knowledge, not only of medicine and health care, but also of the fundamental areas of business law/administration, economics, labor arbitration, implementation of corporate procedures, sales forecasting, product marketing, national and regional group contracting, tax and corporate law, estate planning, franchising, sales and marketing strategy, and personal motivation and presentation techniques. In conjunction with two companies, PDS, Inc. and SMI, Inc., involved in helping business persons achieve greater results through the writing of educational materials and as a seminar leader. Sales and Marketing of professional development programs and conducted professional speaking engagements and seminars for some at the largest corporate and professional organizations in the United States. In 1992, wrote a book that functions essentially as a handbook for the entrepreneur, dealing with all aspects of business law and application.

Education: Bachelor of Science, Business Administration Public Health-University of Southern California

Military United States Army Green Beret-Honorable Discharge Special Forces Medic-Fort Bragg, North Carolina/Republic of Vietnam Awards: Bronze Star, Purple Heart, and Combat Medical Badge Associations/Achievements

IFA International Franchise Assn. - Health Industry Rep Assn.

Health Industry Manufacturers Assn. - Medical Marketing Assn.: Orange

County Regulatory Affairs Association: &Medical Device Manufacturers
Association.

Published Author of Success and Wealth for the Entrepreneur, 1992

Inventor, Innovative design development of several patents currently pending

Ross  Boling.   Professional  Experience:  A  co-founder  of  DenexCorp(TM)/LVPS
MicroFacility, Ross Boling has over 15 years of International Development Experience in several industries. His background in sales, marketing, and finance gives further leadership in the world wide development of state-of-the-art medical micro-manufacturing facilites.

Owner/Principal, The Boling Group. A marketing consulting firm specializing in hospitality, health, telecommunications, and transportation industries, advised major investment group on the proposed take-over of a long distance reseller; developed marketing/advertising strategies for Greyhound Rural Connection transportation service; awarded $700,000 contract to implement the State of Michigan's Rural Transit service marketing program.

Vice President/COO, Pool/Sarraille Advertising, Inc. Managed Dallas branch of Los Angeles-based firm generating billing in excess of $4 million. Launched International expansion of Brock Residence Inn Hotel system creating marketing/advertising plan, franchise fullfillment brochures, investment film. Managed agency account team, led new business activites, coordinated Franchise Collateral Fullfillment program.

Vice President/Director of Sales and Marketing, Hawthorn Suites Hotel Group. Administered all system sales, marketing, public relations, and market research. Participated in franchise sales activities and development; created national brand identification of new all-suite hotel chain exceeding sales target of $3 million the first year; trained and motivated sales force for over 25 hotel properties.

Partner, Zipkes Boling Advertising. Founded a full service advertising agency specializing in hospitality and high-technology clients. Managed the account service and public relations departments generating in excess of $2 million in gross revenue. Created national advertising campaign for Lincoln Hotel Corp. internationally that increased occupancy 30%, daily room rate by 20%, and overall revenue by $1.4 million in the first year.

Territory Sales Manager for North Texas, Chesebrough-Ponds, Inc. Account responsibility for major teaching hospitals and distributors.

Education: BA Communications-University of Texas
Achievements: Director, Dallas Advertising League/AAF Guest Lecturer, Cornell University Hotel School; Loyola Marymount University Business School Recipient, American Hotel Sales and Marketing Association Gold Achievement Award

Identification of Significant Employees

           Name              Age
--------------------------- -------
         Jon Gow              50
      Douglas Platt           51
       Steven Smith           43
        Todd Marrs            50
       Bill Hatton            45
       Damon Jones            34

Previous business experience:

Jon W. Gow. Mr. Gow graduated with a Bachelors of Science degree in Chemistry from the California University at Pomona (California Polytechnics University).

Mr. Gow manages as president and owner, Pacific Environmental Technologies, Inc.
(PETI). an international cleanroom design build and manufacturing company formed in 1989. With over 20 years in the critical environment industry, Mr. Gow has gained extensive experience in most aspects of cleanrooms facility design and construction including air-conditioning (HVAC) systems, facility layout, process layout, and commissioning with an emphasis on turnkey projects and project management. Other areas of his expertise are controls design for temperature and humidity; start up and balancing of HVAC systems; and innovative design solutions that offer cost benefit results to the client. PETI provides: clean room facility design, engineering, consulting, project management, installation and construction services and commissioning/certification services for a broad spectrum of industries. These include: aerospace, electronics, bio medical device manufacturing, pharmaceutical, optical storage and others. Within the company, Mr. Gow is actively involved in the engineering and design of the facilities under contract as well as sales and marketing.

Mr. Gow has been involved in process systems and critical manufacturing environments for over 20 years. His initial exposure to critical environment processes and cleanrooms came in the micro electronics industry as a process engineer where his chemistry background provided the basic knowledge and analytical skills required in the semiconductor wafer processing industry. It was during this period that he gained valuable knowledge and experience in project management and engineering support for a new wafer fab facility. Mr. Gow, after leaving the micro electronics industry, joined a Southern California cleanroom manufacturing and contracting company, B.A.C.. For the next 10 years Mr. Gow provided technical experience in HVAC design, clean room design, project management, sales and marketing in the international and domestic markets for critical manufacturing environments that utilize cleanrooms. As the result of an acquisition, the company ultimately became known as Liebert Cleanroom Systems Divisions (LCRS). Mr. Gow was promoted to Vice President of Sales and Marketing for LCRS where he was involved in a number of overseas projects of modular design for the micro electronics industries that were performed on a turnkey basis. Project sizes ranged from $1 million - $ 3.4 million. Prior to the promotion Mr. Gow worked extensively in all aspects of the projects including project management, estimating, design and commissioning of projects which include domestic projects in the U.S. as well as overseas projects in Taiwan, S. Korea and the Middle East.

In 1989, after leaving LCRS, Mr. Gow formed Pacific Environmental Technologies, Inc. (PETI) to continue providing clean room facility design build manufacturing services for the micro electronics and aerospace companies, and has in the past 5 years been providing the same services to the bio medical device manufacturing and pharmaceutical industry. PETI under Mr. Gow's leadership has designed and constructed 5 facilities internationally and for over 100 companies in the U.S.

Douglas B. Platt. Mr. Platt graduated with a Bachelors of Science degree in Psychology in a Pre Medical program in Tennessee. Additionally he earned his Certificate of Pharmacy at Fort Sam Houston. Texas Medical School and a Certificate of Biocontainment Technology at John Hopkins University, Maryland. Mr. Platt has gained extensive experience in most aspects of pharmaceutical and biotechnology operations such as biocontainment. sterile processing with emphasis on aseptic manufacturing, filtration. sterilization. GMP compliance. validation and the use of isolation and mobile technologies in aseptic processing. Other areas of his expertise are facility design and planing, process flow, WFI/Ultrapure water systems and equipment selection, evaluation and qualifications. Mr. Platt manages as principal and senior technical advisor an international engineering consulting firm formed in 1988 that provides a network of professional associates to provide services 'in the areas of- product engineering, process design and problem solving, assistance in process development through validation and license. Mr. Platt is actively involved with the Parenteral Drug Association, Filtration Society, Society of Pharmaceutical Engineers. the Institute of Environmental Sciences, and the Water Quality Association.

For over 7 years Mr. Platt provided supervision and project management throughout Alpha Therapeutics LVP/SVP manufacturing facility in Southern California. Some of his duties were development with engineering and quality assurance of the design, construction, and validation for a new $6 million sterile filling and filtration facility, which resulted in increased productivity by approximately $20 million and doubled the capacity of the filling operation on a daily basis.

He designed and developed the first formal certified and GMP compliant custodial program plant wide for Alpha Therapeutics. Working with the Sterile Services Department he recommended. designed and implemented a CIP(clean in place)/SIP(Stearn in place) process tank system which reduced the turn around time of production equipment and eliminated the purchase of additional tankage at a cost savings of $250.000.

In  conjunction  with   engineering  and  the  Sterile  Filling   Department  he
implemented a bottom-up fill system which reduced filling residuals by a quarter million dollars a year.

For a period of 3 years he developed. wrote and performed validation studies for license qualifications on a new ultrafiltration system for final albumin processing including raw materials through equipment preparation to equipment sterilization through aseptic filling in a new expanded filling suite. He also acted as liaison between manufacturing and engineering in the commissioning of the new facility.

Mr. Platt staffed and launched the Biomedical Department of Scientific Air Systems located in Chino, California. He provided management and leadership for turn-key design/build capabilities in the pharmaceutical. and biotech industries. His duties included sales engineering providing international clients with conceptual design engineering, equipment selection, costing, and contract negotiations.

Working closely with staff at CDC, FDA, and WHO Mr. Platt designed a turn-key BSL3&4 facility with full complement of isolators. research equipment and safety controls for an international company. The facility included a unique hazardous waste neutralization system

Working with Gelman Sciences, Mr. Platt provided product management and sales engineering expertise, writing, implementing and directing the field efforts of a validation in plant program affecting over $30 million in filtration products. He also, through his own initiative, was successful in negotiating Gelman as one of the two providers of filtration products to a $500 million global ophthalmic manufacturing company with facilities in 5 countries resulting in annual sales over $1 million.

For more than 7 years Mr. Platt has been consulting through East-West Tech. He has provided expertise in most countries in the pacific rim and for more than 30 individual companies in the U.S.

Currently, in addition to managing EWT, Mr. Platt is involved with expanding the capabilities of EWT and locating the best technical and experienced talent possible to augment his already highly professional and successful staff. He is also performing process development studies, and holding seminars on all aspects of the FDA regulations (including the new GMPs) and ISO 9000/EN29000 strategies and implementation.

Steven L. Smith. Mr. Smith has over 15 years of management experience in the pharmaceutical industry. He has expertise in medical products. process development, capital and expense planning, market research; plastic materials and processing, all methods of sterilization. processing equipment, and automation. Currently, Mr. Smith is overseeing cost effective drug delivery and IV container systems for McGaw, Inc. He has worked closely with other departments to revamp McGaw's entire process and product development program. He has interfaced with world renowned pharmaceutical and biotech companies in the exploration and development of mutual beneficial joint development projects. His achievements include the development and successful introduction of the patented Excel(TM)IV system and the development of the Duplex(TM) advanced drug delivery system. He was the originator and the product champion behind both of these projects. He is actively a member of ISPE. ASHP, and PDA.

For over 3 years Mr. Smith managed the sterilization area of process research and development for McGaw Labs. He provided leadership and technical assistance to engineers and technicians within the group. He was responsible for sterilization methods and process development from beginning product/process compatibility studies through large scale production implementation. He designed an innovative method of steam sterilization for an extremely delicate product using a unique partial immersion sterilization fixture.

Mr. Smith also initiated a program to evaluate the feasibility of converting the sterilization of McGaw's IV set line over to irradiation from ETO and developed a high voltage leak detection system for liquid filled plastic containers. He evaluated new process instrumentation, pressure transducers, thermocouples, analogue and digital data and data conditioners.

In addition, Mr. Smith was a Corporate Technical Consultant for American Hospital Supply Corporation (Pacific International Division) providing technical and manufacturing support. He increased the output, efficiency, and quality of medical products produced and developed at various locations. He developed new product technologies specifically designed to address the needs of each market. This included a B/F/S irrigation and IV container system and the use of RO to produce WFI.

Presently Mr. Smith is providing leadership to a professional team of development engineers and engineering technicians at McGaw Inc., (Division of the IVAX Corp.). He is working together with other professionals with the goal of bringing to market. customer preferred pre-filled drug delivery products and devices. He is responsible for management and fostering an atmosphere of creativity and technical excellence.

Todd P. Mairs. Mr. Mairs has over twelve years of experience in consulting to commercial nuclear plant owners. the Electric Power Research Institute URI and the Department of Energy (DOE) in the application of risk management methodology and reliability engineering to improve facility capacity, production throughput. and maintenance cost structure. He is actively involved in the design of maintenance  cost/performance  strategies  and  the  development  of  Life-cycle
Maintenance Cost Management process. Mr. Mairs is currently implementing Life-cycle Maintenance cost Management at Calvert Cliffs Nuclear Power Plant, Cooper Nuclear Station, and Boston Edison fossil generating stations to integrate risk, reliability, maintenance, and cost engineering techniques into an asset and resource management strategy. Additionally, Mr. Mairs is consulting with several EPRI member utilities on the implementation of Life-cycle maintenance Cost Management, including on-site assessment. strategic program development. and long term installation of key processes. These projects involve redesigning critical maintenance processes. equipment performance improvement programs. inventory management strategies. and activitybased cost accounting procedures.

Over the past 2 years. Mr. Mairs has developed a risk and performance-based process for reducing operating costs by reengineering the development, planning, scheduling, and conduct of maintenance activities and inventory management for industrial facilities. The goal of the Lifecycle Maintenance Cost Management
(LCM2) process is to achieve significant and sustained O&M cost reduction and capacity improvement throughout the operating cycle of a plant without sacrificing safety. This cost-benefit decision methodology for conducting maintenance activities during all modes of operation (e.g., generation, production. or manufacturing), requires explicit consideration of financial, operational, and safety risks.

Mr. Mairs; is the principal architect for Electric Power Research Institute's (EPRI's) methodology for managing risk associated with conducting maintenance during all modes of operation (a key element of the LCM2 process, as it applies to reengineering of the maintenance Rule Projects. INPO, BWROG, and NEI on the methodology for implementing an online maintenance program. Recently he has participated on industry-wide efforts to benchmark organizations on their implementation of various maintenance programs.

Currently, Mr. Mairs is implementing the LCM2 strategy at Calvert Cliffs Nuclear Power Plant and Cooper Nuclear Station. Additionally, he has consulted with ComEd. Southern California Edison. Niagara Mohawk Power Corporation, PSE&G. and Duquesne Light in developing maintenance policy, process, and procedures that assure safe plant operation and equipment reliability, and achieve greater efficiencies in cost performance. In addition. this methodology is being applied at other facilities, including a polyester and pharmaceutical manufacturing facilities, and a uranium enrichment chemical processing plant.

Mr. Mairs has over 10 years of experience in the field of probabilistic risk assessment, severe accident analysis, emergency procedure examination, and severe accident management. Mr. Mairs has been a project manager and principal investigator of several major probabilistic risk assessments. He has also been the lead analyst on several PRA application programs for the development of safety assurance criteria for advanced fight water reactor designs, development of PRAs to support safety analysis reports for advanced fuel reprocessing facilities, and management of high-cost and potentially hazardous industrial generation and production plants.

In addition, Mr. Mairs has developed many risk management programs at various utilities to incorporate risk assessment and reliability engineering techniques to improve the organization of the operations, engineering, and maintenance departments in reducing O&M costs and extending operational capacity. Currently, Mr. Mairs is performing risk assessments for reactor plant operations during refueling and shutdown conditions. Specifically, he has been a principal analyst in developing the technology to assess risk during the many plant configurations necessary to conduct a maintenance outage safely and efficiently. The emphasis of these projects is to provide a model for evaluating the conduct of tasks in the most optimum schedule.

Mr. Mairs continues to consult with EPRI on similar projects involving the application of risk management strategies for optimizing the maintenance business function. These assignments include the development of critical maintenance processes, equipment performance improvement programs, inventory management strategies, and activity-based cost accounting procedures. In addition, Mr. Mairs provides consulting to numerous utility members in benchmarking industry "best practices," which involves functional process assessment, technology transfer, and business case development.

Mr. Mairs has conducted training courses to the nuclear power industry in the area of PRA technology (including Human Reliability Analysis and assessment of external events), and its application in managing the cost-effectiveness of facility operations and maintenance.

William Hatton. Mr. Hatton graduated from the University of California, Los Angeles with a degree in Psychobiology. He has over 20 years combined experience working in manufacturing, quality research and development, and regulatory affairs. Mr. Hatton is responsible for the coordination of the commissioning and validation efforts. He has supervised qualifications and validation for several multi-million dollar construction projects. He also has hands on experience working within Manufacturing, Metrology, Quality Control, Quality Assurance. R &
D. and Regulatory Affairs groups. He is a member of the Regulatory Affairs Professional Society

At R.J.M. Laboratories, Mr. Hatton was employed as a chemist performing bench top to pilot plant scale up-custom synthesis in stereospecific organometallic hydride reduction.

At Richard's Surgical Manufacturing company he was employed as a Quality Engineer and was responsible for monitoring plant GMP compliance and in-house training programs. He performed vendor audits, wrote inspection procedures, reviewed drawings prior to release, reviewed rejects for defect analysis, made scrap or rework decisions., wrote engineering change requests.

At Westech Gear, Mr. Hatton had the position of Senior Quality Assurance Analyst. Mr. Hatton performed pre-award surveys for multi-million dollar contracts (Air Force Nuclear Vault, Navy submarine elastomeric coupling). He evaluated calibration systems to Mil-STD-45662A, and audited vendor's quality systems (MIL-45208A and Mil-Q-9858AO).

At   International   Medication   Systems,   Ltd.   (Drug  and  Medical   Device
Manufacturer), Mr. Hatton had positions of Metrology Supervisor and later Validation Project Leader. Mr. Hatton implemented a cost effective calibration program reviewed by the FDA and generated standard cost estimates for departmental budgets and supported installation qualification for a facility upgrade. He also initiated a gamm sterilization dosimetric release program and executed protocols for steam sterilization of parenteral. solutions and dry heat depyrogenation of equipment and components.

At Walnut Pharmaceuticals, Inc. (An Opthalmic Pharmaceutical Manufacturer) Mr. Hatton was Quality Assurance/Validations Manager. Responses to and correction of GMP deficiencies of FDA 483 observations.

Mr. Hatton was a Technical Affairs Coordinator for R&D at Akorn, Inc. (Generic Drug Manufacturer). He supervised the construction of Laboratory facilities to support stability studies used in drug applications and supervised physical, chemical. and biological testing submitted in support of drug applications. He also wrote component and raw material specifications and container closure section of drug applications. Mr. Hatton was also responsible for obtaining documents necessary to support drug applications and maintain an effective quality system He also installed and validated Sci-Tek stability system software and trained others in its use. In addition Mr. Hatton designed packaging and labeling for prescription and OTC drugs. Wrote packaging and labeling sections for drug applications.

At Spektra Management Consultants & Biosearch, Mr. Hatton audited QC lab for GNT compliance at a company operating under a FDA consent decree. made recommendations for laboratory renovation and provided cost estimation. Reviewed validation of analytical methods. Wrote SOP's for control and use of laboratory notebooks and the proper disposition of out-of-specification laboratory results, and raw material assays. Mr. Hatton also wrote a Quality Assurance Manual for a medical device manufacturer.

At Skyland Scientific Services Mr. Hatton was a Technical Manager assisting in the development of validation master plans of new pharmaceutical manufacturing facilities. He wrote protocols. made cost estimates and supervised the on-site execution of the validation effort.

At Volt Technical Services, Mr. Hatton is contracted to provide services as a Senior Validations Engineer reviewing validation packages in preparation for NDA pre-approval inspection for one of their clients and has worked in commissioning of new pharmaceutical manufacturing facilities, writing validation protocols, operation and preventive maintenance SOP's for critical systems.

As a consultant for East-West Technic Group, Mr. Hatton is currently performing project management, cost estimations and qualifications/validations for a wide range of pharmaceutical and medical device companies. He has written and
executed  a  variety  of  validation   protocols  for  most  biomedical  process
operations.

Damon P. Jones. Mr. Jones has a degree in Microbiology and over 13 years experience in the medical device manufacturing industry as a manager/supervisor. He is also a Certified Quality Engineer (CQE). He received the U.S. Patent application and Medtronic recognition award for Automated System and Process for Sterilizing and Preserving a Product in an Aseptic Environment in April of 1994. Mr. Jones is currently Manager of Product Development Projects for Medtronic Heart Valve, Inc. He is responsible for coordination and implementation of quality assurance systems, quality assurance laboratories (Microbiology and Chemistry) and control and improvement of surface modification processes. Mr. Jones has introduced and sustained compliance programs for international and domestic regulations (FDA, MDD, ISO, CEN). He is currently a member of the American Society for Quality Control and Chairman of the United States technical advisory group (ISO sub-TAG) to ISO TC 19 81WG 10 and Delgate to ISOTC 198.

For over 4 years Mr. Jones was a Senior Microbiologist for Medtronic, Inc.; Heart Valve Division. He conducted sterilization validations for liquid chemical, ethylene oxide, steam and irradiation sterilization's. He also planned and coordinated environmental monitoring programs. bioburden monitoring programs, water system monitoring and maintenance programs. He was responsible for all microbiology quality assurance activities.

He also supervised the Heart Valve Division at Medtronic. His responsibilities included supervision of all validation, inspection, test, and regulatory activities related to Microbiology and Chemistry. He also managed the laboratory personnel and coordinated biocompatibility, sterilization and microbiological quality control for new product development activities.

In addition, Mr. Jones was a manager of Quality Engineering for several years at Medtronic. He coordinated and implemented quality assurance systems, receiving inspection activities and quality engineering. He also managed selected projects for product development within design control procedures and Product Development Protocols and directed the activities and development of Quality Engineers, Quality Assurance Technicians and Receiving Inspectors.

Presently, Mr. Jones manages and coordinates the development of implantable cardiovascular devices. Activities include identifying, organizing and leading individuals for cross functional project teams. His product development project scope includes identifying and cultivating product concepts. developing concepts into viable product offerings, and obtaining United States and International market approvals and release.


Item 11. Security Ownership of Certain Beneficial Owners and Management.

------------------------------- ------------------------------------- ---------------------- --------------------
        Title of Class          Name and Address of Beneficial Owner  Amount and Nature of
                                                                        Beneficial Owner      Percent of Class
------------------------------- ------------------------------------- ---------------------- --------------------

Shares of Common Stock, $.001                DenexCorp                       612,500                 98%
          par value
------------------------------- ------------------------------------- ---------------------- --------------------


The Company, at present, is 98% owned by DenexCorp(TM)/LVPS MicroFacility, a Nevada corporation ("DenexCorp"). As such, DenexCorp is an affiliate of the Company. Upon completion of this offering, DenexCorp will own 49% of the Company. Ron Patterson and Ross Boling, who are officers and directors of the Company, are also the officers and directors of DenexCorp and control 100% of the common stock of DenexCorp. Following completion of this Offering, the Company's current executive officers, directors and entities affiliated with them will beneficially own, in the aggregate, approximately 49% of the Company's outstanding Common Stock.

Item 12. Description of Securities.

The Company is authorized to issue Twenty Million (20,000,000) shares of $.001 par value common stock and One Million (1,000,000) shares of $.001 par value preferred stock. Prior to this Offering there are 625,000 shares of common stock issued and outstanding.
There are no shares of preferred stock outstanding at the present time.

The Company's board of directors has the power by resolution only and without further action or approval, to cause the Company to issue one or more classes or one or more series of preferred stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors, and to fix the number of shares constituting any classes or series and to increase or decrease the number of shares of any such class or series.

Item 13. Interest of Named Experts and Counsel.

Certain legal matters, including the validity of the securities being issued, will be passed upon by Richard O. Weed, counsel to the Company, who at present owns 2% of the Company, and upon completion of this offering, will own 1% of the Company. In addition, Mr.
Weed will receive 1% contingent compensation from the proceeds of the offering.

Item 14. Disclosure of Commission Position on Indemnification for Securities Act Liabilities.

Under Delaware law, a corporation may indemnify its officers, directors, employees, and agents under certain circumstances, including indemnification of such persons against liability under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Organization Within Last Five Years.

Transactions with promoters

The Company, at present, is 98% owned by DenexCorp(TM)/LVPS MicroFacility, a Nevada corporation ("DenexCorp"). As such, DenexCorp is an affiliate of the Company. Upon completion of this offering, DenexCorp will own 49% of the
Company. DenexCorp has taken steps to protect the design of the MicroFacility, under the Unites States of America and International Patent laws, as "Patent Pending", titled "Modular Pharmaceutical Solution Manufacturing", preliminary class 604. All rights to the patent, including any modifications, and the trademark LVPS/MicroFacility(TM) belong to DenexCorp. The Company has been granted the exclusive use of the patent and trademark subject to the terms of a Licensing Agreement between DenexCorp and the Company. The terms of the
Licensing Agreement provide for a royalty of two percent (2%) of the gross selling price on each MicroFacility sold by the Company during the term of the license. The License Agreement was not the subject of an arms length negotiation. As such, a portion of the revenue from the sale of each MicroFacility will be paid to DenexCorp.

Item 16. Description of Business.

LVPS MicroFacility, Inc. (the "Company") was incorporated in the State of Delaware on December 16, 1998. The Company was formed to be a manufacturer of manufacturing facilities for the production of Large Volume Parenteral Solutions. The Company has developed a turnkey plant (the "LVPS MicroFacility") for the manufacture of intravenous solutions. The LVPS MicroFacility is a complete, patents pending, turn-key, modular micro-manufacturing facility that produces intravenous ("IV") solutions from local water sources; blows, fills, and seals the plastic container; and autoclaves the finished product for quality assurance testing, quarantined storage, and distribution. The MicroFacility plants are commissioned to US FDA and Host Country standards.

The Company seeks to finance its start-up activities through this Offering. Once financed, the Company's cash flow is expected to provide for future expansion.

The world market for intravenous solutions exceeds $18 billion. In the United States, the intravenous user rate is 4 units per capita. Outside the U.S., the user rate is 2.5 units per capita, but climbing. Accessibility limits the user rate. The Company's LVPS MicroFacility will reduce the accessibility constraint.

On average, hospitals, group purchasing organizations, and home infusion agencies pay $1.18 (non-contract) and $.81 (contract) per unit for intravenous solutions. The Company's LVPS MicroFacility can achieve direct production costs of $0.4777 per unit, which is 45-65% lower than current market prices. Accordingly, there is a market opportunity to build and deliver LVPS MicroFacilities to customers who, in turn, profitably deliver intravenous solutions to the local market.

Purified water is the primary ingredient in all intravenous solutions. Accordingly, transportation costs significantly affect gross margins. At present, intravenous solutions are produced in large volume rotary filling plants (i.e. the "Coca Cola style bottling plant) that require a hundred million dollar investment and 500,000 square feet of space. Other entrepreneurs have unsuccessfully attacked the market with a collection of disparate pieces of costly equipment, which, in the end, could not be validated or certified to US FDA standards.

Under the current business model, the Company's LVPS MicroFacility, which is constructed in a modular enclosure, will be fabricated, assembled, validated, tested, and certified to meet US FDA standards before the main components are disassembled and shipped to the customer for reassembly and recertification. The Company's LVPS MicroFacility incorporates a class 100 clean room and single-operation blow-fill machine to produce economically competitive intravenous solutions for regional distribution in countries, such as Russia, Ukraine, Belarus, Baltic States, India, China, Czech Republic, Slovak Republic, Indonesia, Israel, Saudi Arabia, Pakistan, and Sweden. The Company's 4,000,000 unit/year LVPS MicroFacility sells for $5.5 million and the 8,000,000 unit/year LVPS Micro Facility is priced at $9.4 million, both have gross profit margins of 24%.

Conceptual Drawing of LVPS MicroFacility No. 1.
[GRAPHIC OMITTED]

                        LVPS MicroFacility Plant Overview

The Product

The LVPS MicroFacility was especially created to provide medically developing countries with the indigenous capacity to produce the basic components for their own quality medical care as well as high-value pharmaceutical products for export. Using time and field-tested technology from several global industries, the LVPS MicroFacility can produce virtually any intravenous solution product in aseptically-filled and terminally-sterilized medical grade plastic containers.

Considering  the  current  changes in health care and  emphasis on cost  savings worldwide, the introduction of regional/local production of intravenous solutions through the LVPS MicroFacility will revolutionize solutions manufacturing and distribution for the estimated $18 billion world market. With its design incorporating a unique, free-standing class 100 clean room and single operation blow-fill-seal machine, the LVPS MicroFacility exceeds both US and World quality standards (including ISO 9002 and European Union criteria) by factors up to 3,000% while producing one 500ml unit of intravenous solution for US$0.4777 (weighted market average production cost for the 8 most common solutions/US rate labor) 45% to 65% lower than current market pricing.

Realizing that the experience of many countries has been that the arrival of equipment alone does not produce a quality product, the Company has committed itself to provide all customers with four critical ingredients for successful and profitable manufacturing operation:

1.   Precise documentation and procedures of Manufacturing Methodology.

2.   Known and reliable  equipment,  Life Cycle System maintenance  planning and
     performance   strategy  including   comprehensive   system  monitoring  and
     tracking.

3.   Properly trained personnel and continuous Quality Assurance Validation.

4.   Quality Raw Materials for Manufacture.

All architectural,  planning and design, manufacturing,  fabrication, and US FDA
(cGMP) compliance and production and validation of the LVPS MicroFacility takes place within a thirty minute drive of the Company's corporate headquarters in Huntington Beach, California. All manufacturing and intraveneous solution end product are of United States Pharmacopoeia (USP)/NF (National Formulation) quality, current Good Manufacturing Practices in compliance with US FDA regulations 21 CFR Part 211 and USP No. XXIII. The LVPS MicroFacility can be operated according to ISO 9002 certification plan and European Union (EU) CE Mark quality standards. Under the Company's plan of operation, the primary fabrication/manufacturing facility is Pacific Environmental Technologies, Inc., Yorba Linda, California. The Company has entered into a Joint Venture Agreement with this company for the purpose of assuring quality of work and for cost containment of the project manufacturing and fabrication portion of the work involved in developing, building, and installing the LVPS MicroFacility and future product lines.

Sales and Marketing Activities

The  Company's  marketing  and sales  efforts  are in the  following  countries:
Russia, Ukraine, Belarus, Baltic States, India, China, Czech Republic, Slovak Republic, Indonesia, Israel, Jordan, Saudi Arabia, Pakistan, and Sweden. The challenge in the majority of these countries is obtaining acceptable financing for the Company's LVPS MicroFacility. The Company has from the outset been actively involved in securing project financing for its potential customers. Most of the Company's clients are seeking United States lending institution financing, the approval process from start to finish with the US Export Import Bank (Ex-Im Bank) can range from six months to one year for final approval and funding. Loans for LVPS MicroFacility plants are in process with Sanwa Bank,
Bank of America International Trade Bank, Bank of New York, Princeton Econometrics, and Venture Capital Resources.

The LVPS MicroFacility will be available in two production sizes: a three-module, 4 million unit/year facility and a six-module, 8 million unit/year facility. The selling price of the LVPS MicroFacility is US$5.5 million for the 4MM/year plant and US$9.4 million for the 8MM/year plant. The 8MM/year LVPS MicroFacility has the added advantage of incorporating completely independent systems providing total production redundancy virtually eliminating downtime due to testing, maintenance/repairs, or product line changes. The Company's sales and marketing activities are implemented worldwide by independent, commissioned Legal Authorized Agents responsible for generating sales inquires, providing support services such as translation, and facilitating the client through the sales process. In most cases the Legal Authorized Agent either lives in the client country or by heritage is fluent in the language and customs of the country. Performance is periodically reviewed and the Agent's contract renewed predicated upon their productivity and reliability within their specified territory.

Competitive Analysis:

Initially, the LVPS MicroFacility may not encounter direct competition in terms of price and delivery of a comparable intravenous solution manufacturing facility for several years. Although the technology behind the Company's LVPS MicroFacility is known by the major intravenous solution manufacturers, there has been no financial incentive to expand their manufacturing operations. Under the Company's analysis, the research and development and retooling costs required to change production modes are prohibitive. Although unit product pricing has generally been held to the rate of inflation over the last few years, the introduction of the LVPS MicroFacility plant with its 45% to 65% reduction in production cost will change the complexion of the marketplace, thus fueling possible widespread changes in the traditional production and distribution methods.

The LVPS MicroFacility a patents pending product in the marketplace that is innovative, expandable, and the leading edge in micro-manufacturing intravenous solution technology specializing in the science and practice of pharmaceutical manufacturing of dosage-form medications. The competitive set consists of two primary intravenous solution plant configurations:

I. The Large Volume Rotary Filling Plant which represents the traditional way of producing intravenous solutions (the "Coca Cola Bottling Plant"), requiring hundreds of millions of dollars in investment and, in the case of United States intravenous solution plants, as much as 500,000 square feet or more of space; totally inappropriate for the emerging nations market. As water is the primary ingredient in all intravenous solutions, the cost of transportation becomes significant. Compare this to a LVPS MicroFacility investment of US$5.5 million and approximately 15,000 sq. feet of production and warehousing space.

2. Packagers and/or distributors of various major pieces of equipment that hopefully mesh together to manufacture basic intravenous solutions not in a modular enclosure micro-manufacturing facility design and do not use a blow-fill-self seal machine. These plants may be priced lower than the LVPS MicroFacility, but cannot be validated and certified to US FDA standards.

In at least one verifiable instance, this type of plant was built and unable to meet the host country start-up standards. For the last two years the plant has stood idle. According to the Health Ministry of the country in question none of the criteria's for pharmaceutical manufacturing will be approved. Again reinforcing Company's insistence that all of the LVPS MicroFacilities will be US FDA and host country validated and compliance, meeting or exceeding all pharmaceutical manufacturing criteria.

Market Viability: A full 20% of all pharmaceutical costs are accounted for by intravenous solutions. According to a Market Intelligence Research Corporation
(MIRC) study, this portion amounted to a total worldwide expenditure of $2.7 billion in 1990. But the study also estimated that by 1997, total IV solution expenditures will have increased to $18.6 billion.

Domestic Markets: IV solutions are used at the rate of 4 units per inpatient day in the typical U.S. hospital. The number of inpatient days served annually in a given hospital is calculated by multiplying the licensed bed count by the occupancy rate by 365 days. Annual intravenous solution consumption can then be calculated as in the following example:

1,OOO beds x 80% occupancy rate x 365 days x 4 units/day= 1,168,000 units/yr

Alternatively, annual consumption can be calculated at the rate of 3.33 units for each person in the total U.S. population. Best estimates put total U.S. consumption at over 1 billion units per year.

The MIRC estimates the U.S. hospital intravenous market at $1.2 billion with an annual growth rate of around 6% expected throughout the decade. But as more and more care is being diverted or transitioned to home health care and alternate health care treatment settings, larger and faster-growing markets have emerged in these fields. In another study, Biomedical Business International projected that home infusion revenues would increase almost 26% annually.

Market Comparison Chart.
[OBJECT OMITTED]

World Markets: Although the U.S. market, currently almost 70% of the total world market, presents a tremendous opportunity for the LVPS MicroFacility concept, markets in third world and emerging nations are actually growling even faster. This faster growth is due to the building of better and higher-quality health care institutions and other health care infrastructures in areas once deemed to be dormant.

World market growth is driven by population increase and constant up-scaling and sophistication of health care delivery. As part of this up-scaling, intravenous infusion therapy is becoming increasingly important in overall health care treatment regimens as new developments in antibiotics and other medicants used in areas such as chemotherapy, burn centers, and renal/peritoneal dialysis centers favor intravenous use and application.

Cost Containment Trends: Finally, new pressures are being applied worldwide and especially in the U.S. to curtail spiraling health care costs. The introduction of new cost effective/high quality methods of production and delivery of health care products and services are being universally hailed as much for their PR value as for their actual impact on the industry.

Global Revenue Forecast Chart.
[OBJECT OMITTED]

Risk capital is needed to build LVPS MicroFacility No. 1.

The Company will voluntarily send an annual report, including audited financial statements, to its security holders.

The Company will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). The public may read and copy any materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that web site is http://www.sec.gov.

Item 17. Management's Discussion and Analysis or Plan of Operation.

The Company was formed on December 16, 1998, at which time the Company entered into a license agreement with DenexCorp. for the rights to further develop, and ultimately manufacture and market the MicroFacility. Expenditures made by DenexCorp to develop the MicroFacility prior to December 16, 1998 were expensed as research and development as incurred. The MicroFacility has no revenues. Management believes that the license does not constitute a trade or business as defined under Rules and Regulation of Securities and Exchange Commission. Accordingly, the accompanying financial statements include the accounts of LVPS MicroFacility since inception; such financial statements do not include any of the accounts of DenexCorp related to the MicroFacility.

During the period from inception through June 30, 1999, the Company has been substantially inactive. In accordance with the Rules and Regulations of the Securities and Exchange Commission, the Company is required to reflect in the financial statements the value of services and costs incurred by DenexCorp on behalf of the Company. In management's opinion, such costs are not material.

In connection with the value ascribed to the license agreement obtained through the issuance of 612,500 shares of common stock, management recorded the transaction based on the carry-over basis of accounting of DenexCorp. Since DenexCorp expenses research and development costs as incurred, the Company recorded the value of such license agreement at a nominal value. In connection with the 12,500 shares of common stock issued for legal services, the Company valued such shares based on the services rendered, since the value of such services were more readily determinable. The value of such services was $6,250 and was charged to operations.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. In the course of its development, the Company will continue to incur additional losses during its development of a production prototype of the MicroFacility. As a result, the Company will require approximately $4.1 million to complete the development of its production prototype; the prototype completion is expected within 12 months from the completion of its offering. The Company will require additional funds for its operational activities and sales efforts. All these activities will be funded through this Offering. There is no assurance that such funds will be available on acceptable terms or available at all. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Upon the completion of this Offering, the Company does not anticipate the need for additional financing in the next 12 months.

Item 18. Description of Property.

At present, the Company uses office space without cost in Huntington Beach, California leased by DenexCorp(TM)/LVPS MicroFacility, an affiliate.

Item 19. Certain Relationships and Related Transactions.

See Item 15.

Item 20. Market for Common Equity and Related Stockholder Matters.

The Company is authorized to issue Twenty Million (20,000,000) shares of $.001 par value common stock and One Million (1,000,000) shares of $.001 par value preferred stock. Prior to this Offering there are 625,000 shares of common stock issued and outstanding.
There are no shares of preferred stock outstanding at the present time.

Item 21. Executive Compensation.

The following table sets forth the annual cash compensation proposed to be paid by the Company to the Officers and Directors of the Company for their services, subject to funding.

Name                         Title                          Compensation
-------------                -----------------------        ------------
Ron Patterson                President/CEO                  $180,000
Ross Boling                  Chief Operating Officer        $120,000

Directors are expected to serve without compensation for the next 12 months.

Item 22. Financial Statements.

The Company's financial statements are attached hereto as pages f-1 through F-11. The following table sets forth the anticipated revenue and gross profit from the sale of MicroFacility No. 1. The proceeds from the sale of MicroFacility No. 1 and the anticipated profit will provide the necessary working capital to manufacture additional units. Management predicts an improvement in the gross profit margin on the sale of additional units based upon economies of scale and the learning curve. The cost savings on subsequent units will come from reduced regulatory affairs, validation, and ANDA expenses.


ProForma Gross Profit Calculation for MicroFacility No. 1


Revenue                                                                            $5,500,000
          Less:
          Royalty to DenexCorp(TM)/LVPS MicroFacility                              $  110,000
          Cost of Goods Sold (Detail)
          Pure water/Pre-Treatment System                         $25,164
          Multi Effect Still                                     $164,700
          Pure Steam Generator                                    $76,100
          Process Tanks                                           $50,000
          Vortex Mixers                                           $50,000
           Blow Fill Seal                                        $972,420
           Sterilyzer                                            $360,515
           Labeling Machine                                       $40,000
           Lab Equipment                                         $133,600
           Hopper Feeder                                          $18,000
           MicroFacility Modules (Bare Shells)                   $110,000
           Process Piping, Pumps & Appertenances                 $384,598
           Electrical                                             $77,975
           Heating Ventilating & Air Conditioning Equip.          $89,700
           Mechanical HVAC Piping                                 $34,800
           Ductwork Systems                                       $18,700
           Interior Finishing Works                               $21,500
           Central Control/Monitoring System                      $90,000
           Project Management                                     $30,000
           Commissioning                                          $38,500
           Detailed Manufacturing Engineering                     $97,000
           Regulatory Affairs, Validation, ANDA                  $750,000
           Sales Commission                                      $440,000          $4,073,272

Gross Profit                                                                       $1,316,728
                                                                           ===================


Item 23. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Under Delaware law, a corporation may indemnify its officers, directors, employees, and agents under certain circumstances, including indemnification of such persons against liability under the Securities Act of 1933. A true and correct copy of Section 145 of the Delaware General Corporation Law which addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1

In addition, Section 102(b)(7) of the Delaware General Corporation Law and the Company's Certificate of Incorporation provide that a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation and Bylaws contain provisions that no director of the Company shall be liable to the Company for monetary damages for breach of fiduciary duty as a director involving any act or omission of such director other than (i) for breach of director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or
(iv) for any transaction from which the director derived an improper personal benefit.

The effect of these provisions may be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) - (iv) of the preceding sentence.

Item 25. Other Expenses of Issuance and Distribution.

The following sets forth the expenses in connection with the issuance and distribution of the Securities being registered, other than underwriting discounts and commissions. We shall bear all such expenses. All amounts set forth below are estimates, other than the SEC registration fee.

SEC Registration Fee                      $1,390.00
Accounting Fees and Expenses             $15,000.00
Miscellaneous                            $10,000.00
                                         ----------
TOTAL                                    $26,390.00

Item 26. Recent Sales of Unregistered Securities.

In December 1998, the Company issued 612,500 shares to DenexCorp/LVPS MicroFacility for the rights to develop and market the MicroFacility at an assigned value of $612. Further, the Company issued 12,500 shares to its legal counsel for services rendered valued at $6,250 or $.50 per share. Both transactions were exempt from registration under the Securities Act of 1933, as amended.

Item 27. Exhibits.

The following is a list of exhibits required by Item 601 of Regulation S-B that are filed or incorporated by reference. The exhibits that are incorporated by reference from the Company's prior SEC filings are noted on the exhibit index. The other exhibits are attached hereto and being filed with the SEC as part of this registration statement.

Exhibit
Number        Description of Exhibits
-------       ---------------------------------------------------------------

3.1           Articles of incorporation of LVPS MicroFacility, Inc.

3.2           By-laws of LVPS MicroFacility, Inc.

4.1           Form of Common Stock Certificate

5             Opinion re: legality

10.1          License Agreement

10.2          Employment Agreement with Ron Patterson

10.3          Employment Agreement with Ross Boling

23.1          Consent of Independent Auditors

23.2          Consent of counsel

27            Financial data schedule

99 Additional Exhibits [8 Del. Code Ann.ss.145 Indemnification of officers, directors, employees and agents].

Item 28. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Company hereby undertakes to:

     (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                  SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Huntington Beach, state of California, on September 23, 1999.

                                        LVPS MicroFacility, Inc.

                                        By:  /s/  Ron Patterson
                                             ---------------------------------
                                                  Name:     Ron Patterson
                                                  Title:    Chief Executive
                                                            Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/  Ron Patterson       Director, Chief Executive Officer  September 23, 1999
-------------------
     Ron Patterson

/s/  Ross Boling         Director, Chief Operating Officer, September 23, 1999
-------------------      Secretary
     Ross Boling

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report .........................................F-2

Financial Statements:

     Balance Sheet as of June 30, 1999................................F-3

     Statement of Operations for the period from inception
     (December 16, 1998) to June 30, 1999 ............................F-4

     Statement of  Stockholders'  Deficit for the period from
     inception  (December 16, 1998) to June 30, 1999 .................F-5

     Statement of Cash Flows for the period from inception
     (December 16, 1998) to June 30, 1999 ............................F-6

     Notes to Financial Statements....................................F-7

                          INDEPENDENT AUDITORS' REPORT



Board of Directors LVPS MicroFacility, Inc.


We have audited the accompanying balance sheet of LVPS MicroFacility, Inc. (the "Company") as of June 30, 1999, and the related statements of operations, stockholders' deficit and cash flows for the period from inception (December 16, 1998) through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LVPS MicroFacility, Inc. as of June 30, 1999, and the results of its operations and its cash flows for the period from inception (December 16, 1998) through June 30, 1999 are in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As further discussed in Note 2 to the financial statements, the Company is in the development stage, has no revenues from operations and is seeking significant capital to develop a prototype of its MicroFacility. These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

McKennon, Wilson & Morgan LLP
Irvine, California
September 9, 1999


                            LVPS MICROFACILITY, INC.
                         (A Development-Stage Company)
                                 BALANCE SHEET

                                 June 30, 1999


ASSETS

Current assets - Cash                                                                           $            2,000
                                                                                                 -----------------

         Total assets                                                                           $            2,000
                                                                                                 =================

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities-
   Accounts payable                                                                             $            5,000
     Note payable to DenexCorp                                                                               3,125
                                                                                                 -----------------
         Total current liabilities                                                                           8,125

Stockholders' deficit:
   Preferred stock, par value $.001; 1,000,000 shares authorized,
     none issued and outstanding                                                                                 -
   Common stock, par value $.001; 20,000,000 shares authorized,
     625,000 shares issued and                                                                                 625
    Additional paid-in capital                                                                               6,237
    Deficit accumulated during the development stage                                                       (12,987)
         Total stockholders' deficit                                                                        (6,125)

         Total liabilities and stockholders' deficit                                            $            2,000
                                                                                                 =================


                 See accompanying notes to financial statements


                            LVPS MICROFACILITY, INC.
                          (A Development-Stage Company)
                             STATEMENT OF OPERATIONS

                For the Period from Inception (December 16, 1998)
                              Through June 30, 1999


Revenues                                                                                        $                -

                                                                                                ------------------

General and administrative expenses                                                                         12,987

Loss from operations                                                                                       (12,987)

Provision for taxes                                                                                              -

Net loss                                                                                        $          (12,987)
                                                                                                 ==================

Basic and dilutive net loss per common share                                                    $           (0.02)

                                                                                                 ==================

Weighted average number of shares outstanding                                                              625,000
                                                                                                 ==================

                 See accompanying notes to financial statements

                                      F-4



                            LVPS MICROFACILITY, INC.
                          (A Development-Stage Company)
                       STATEMENT OF STOCKHOLDERS' DEFICIT

                For the Period from Inception (December 16, 1998)
                              Through June 30, 1999

                                                                                                      Deficit
                                                                                                    Accumulated
                                   Preferred                     Common             Additional      During the
                                     Stock                       Stock                Paid-in       Development    Stockholders'
                           --------------------------- ---------------------------
                              Shares        Amount        Shares        Amount        Capital          Stage           Deficit
                           ------------- ------------- ------------- -------------  ------------  ---------------- ----------------

Inception, December 16, 1998       -     $ -                   -     $       -      $       -     $           -     $          -

Common stock issued for license
  rights                           -             -       612,500           612              -                 -              612

Common stock issued for
  services rendered                -             -        12,500            13          6,237                 -            6,250

Net loss                           -             -             -             -              -           (12,987)         (12,987)
                           ------------- ------------- ------------- -------------  ------------  ---------------- ----------------
                           ------------- ------------- ------------- -------------  ------------  ---------------- ----------------

Balances, June 30, 1999            -     $       -       625,000     $     625      $   6,237     $     (12,987)    $     (6,125)
                           ============= ============= ============= =============  ============  ================ ================


                 See accompanying notes to financial statements


Cash flows from operating activities:
   Net loss                                                                                     $          (12,987)
   Adjustments to reconcile net loss to net cash
      used in operating activities:
      Issuance of common stock for License Agreement and
        legal services                                                                                       6,862
      Changes in operating assets and liabilities-
        Accounts payable                                                                                     5,000

Net cash used in operating activities                                                                       (1,125)
                                                                                                 ------------------

Cash flows from investing activities -
  Issuance of note payable to DenexCorp                                                                      3,125
                                                                                                 -----------------

Net change in cash                                                                                           2,000

Cash at beginning of period                                                                                      -

Cash at end of period                                                                           $            2,000
                                                                                                 =================


Supplemental disclosures of cash flow information-
  No income tax or interest was paid in 1999

Supplemental non-cash financing and investing activities:
  During the fiscal 1999, the Company issued 612,500 shares of its common stock to acquire the License Agreement valued at $612 and issued 12,500 shares of its common stock valued at $6,250 for legal services.

                 See accompanying notes to financial statements

NOTE 1 - ORGANIZATION AND HISTORY

                      Organization and Nature of Operations

LVPS MicroFacility, Inc. (the "Company") was incorporated in the state of Delaware on December 16, 1998 (date of inception). The Company was formed to be a manufacturer of clean room facilities for the production of large volume parenteral solutions. The Company's primary product is the MicroFacility, a modular micro-manufacturing facility that will produce intravenous solutions from local water sources; blows, fills, and seals the plastic container; and autoclaves the finished product for quality assurance testing, quarantined storage, and distribution. The MicroFacility plants are commissioned to United States Food and Drug Administration and host country standards. The Company is in the development stage with no operating revenues since its inception.

DenexCorpTM/LVPS MicroFacility ("DenexCorp"), a Nevada Corporation, owns 98% of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

                              Basis of Presentation

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. In the course of its development, the Company will continue to incur additional losses during its development of a production prototype of the MicroFacility. As a result, the Company will require approximately $4.1 million to complete the development of its production prototype; the prototype is expected to be completed within 12 months from the completion of its offering. The Company will require additional funds for its operational activities and sales efforts. Management is seeking private or public equity financings and future collaborative arrangements with third parties to meet its cash needs. There is no assurance that such additional funds will be available on acceptable terms or available at all. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                 Fiscal Year End

The Company has elected a June 30 year end for financial and income tax reporting purposes.

                     Risks, Uncertainties and Concentrations

The Company's industry is subject to federal, state, local and applicable foreign laws and regulations. The successful manufacturing of the Company's MicroFacility will require that certain permits be obtained. There is no assurance that the Company will obtain these permits. The Company is also subject to compliance inspections from certain regulatory agencies, which may revoke or suspend the permits for any non-compliance to stated regulations.

                                Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Significant estimates that will be made in the future by management include, among others, provisions for losses on accounts and contracts receivable, provisions for slow moving and obsolete inventories and warranty obligations, as well as valuations of the Company's common stock. Actual results could materially differ from those that will be estimated.

                       Fair Value of Financial Instruments

At June 30, 1999, the Company has few assets and only limited liabilities constituting accounts payable that would be considered financial instruments.
The carrying amounts of cash and accounts payable are representative of fair value. In the future, the Company could have financial instruments whereby the fair value of the financial instruments is different than that recorded on a historical basis.

Property and Equipment

Property and equipment will be recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs will be charged to expense as incurred. Significant renewals and betterments will be capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation will be removed from the accounts and any resulting gain or loss will be reflected in operations. At June 30, 1999, the Company had no property and equipment.

The Company will assess the recoverability of property and equipment by determining whether the depreciation and amortization of these assets over their remaining life can be recovered through projected undiscounted future cash flows. The amount of property and equipment impairment, if any, will be measured based on fair value and is charged to operations in the period in which such impairment is determined by management.

Deferred Offering Costs

The Company will defer costs incurred in connection with its offering of common stock. In the event the offering of its common stock is unsuccessful, the Company will charge such costs to operations.

                               Revenue Recognition

The Company intends to enter into contacts to construct its MicroFacilities. Revenues will be recognized on a percentage of completion basis, using actual labor hours or labor costs incurred to the total estimated labor houirs or costs. In the event a contract results in a loss, the loss will be recorded at the time the loss is known. The Company will record revenues related to its technical and support services over the period the services are provided.

                        Research and Development Expenses

Research and development costs will be expensed as incurred.

                          Allocation of Common Expenses

Since inception, the Company has had no operations. DenexCorp provides management expertise and office space; however, these expenses are immaterial due to minimal use of such resources since inception. No allocations have been made through the date of these financial statements.

                                 Loss Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("EPS"). SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. Common stock equivalents, which relate to shares issuable upon the exercise of common stock purchase warrants and options, are not included in the per share calculation for the period as their effect are antidilutive. During the period, no common stock equivalents were outstanding.

                                  Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered through future operations.

                            Stock-based Compensation

During 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for stock-based compensation. However, SFAS No. 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. The Company issued no warrants or options during the period.

Comprehensive Income

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting the components of comprehensive income and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be included in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes net income, as well as certain non-shareholder items that are reported directly within a separate component of stockholders' equity and bypass net income. The Company has adopted the provisions of this statement during the period, with no impact on the accompanying financial statements.

Disclosures about Segments of an Enterprise and Related Information

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in fiscal year 1999. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products, geographic information and major customers.

NOTE 3 - STOCKHOLDERS' DEFICIENCY

During the period, the Company issued 612,500 shares of common stock to DenexCorp for the rights to develop and market the MicroFacility. Under generally accepted accounting principles, transfers of assets between companies under common control must be reflected at their historical costs in a manner similar to a pooling of interests. The value assigned to these rights was $612 based on the legal par value of the common stock. As discussed in Note 2, research and development costs are expensed as incurred, and accordingly, no asset for such license is reflected in the accompanying balance sheet.

During the period, the Company issued 12,500 shares of common stock valued by the Board of Directors based on the value of the legal services received, or $0.50 per share.

NOTE 4 - INCOME TAXES

The Company's net deferred tax asset of approximately $5,000 at June 30, 1999 consists of federal net operating loss carryforwards amounting to approximately $12,600. At June 30, 1999, the Company provided a valuation allowance for these net operating loss carryforwards totaling approximately $5,000. The difference between the tax benefit of approximately $4,300 using the lower federal income tax rate of 34% is the result of a full valuation allowance of the Company's deferred tax asset.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

                                License Agreement

During the period, the Company entered into a license agreement (the "License Agreement") with DenexCorp for the rights to develop the MicroFacility product. Pursuant to the License Agreement, the Company will pay a 2% royalty fee for each MicroFacilty sold within the term of the License Agreement. The royalty fee will be based on the gross sales price of each MicroFacility sold by the Company during the term of the License Agreement. No royalties were paid during the period. The License Agreement expires on December 16, 2008.

                              Employment Agreements

On June 30, 1999, the Company entered into three-year employment contracts with each of its two officers. The agreements require salaries to by paid, beginning the date the Company completes an initial public offering ("IPO"), the aggregate amount totaling $300,000 annually through June 30, 2002. No amounts will be earned prior to the completion of an IPO.

NOTE 6 - RELATED PARTY TRANSACTIONS

DenexCorp has taken steps to protect the design of the MicroFacility, under the United States of America and International Patent laws, as "Patent Pending," titled "Modular Pharmaceutical Solution Manufacturing," preliminary class 604. All rights to the patent, including any modifications, and the trademark LVPS/MicroFacilityTM belong to DenexCorp. The Company has been granted the exclusive use of the patent and trademark subject to the terms of a License Agreement between DenexCorp and the Company (Note 5).

On June 30, 1999, the Company issued a note payable totaling $3,125 to DenexCorp., interest at 10% per annum, due on demand. Subsequent to June 30, 1999, DenexCorp. advanced an additional $9,000 for operating expenses of the Company.

See Note 5 for discussion of employment contracts.

EXHIBIT INDEX

3.1           Articles of incorporation of LVPS MicroFacility, Inc.

3.2           By-laws of LVPS MicroFacility, Inc.

4.1           Form of Common Stock Certificate

5             Opinion re: legality

10.1          License Agreement

10.3          Employment Agreement with Ron Patterson

10.3          Employment Agreement with Ross Boling

23.1          Consent of Independent Auditors

23.2          Consent of counsel

27            Financial data schedule

99 Additional Exhibits [8 Del. Code Ann.ss.145 Indemnification of officers, directors, employees and agents].

                                       40